SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 26, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 26, 2007, unveiling the next steps in its strategy to turn 3D into a universal media, and announcing the launch of 3DVIA, DS’s new brand for 3D online lifelike experiences.

Dassault Systèmes Unveils 3DVIA to Imagine, Play, and Experience Life in 3D Online

Universal 3D Services for

Consumer and Professional Communities

Paris, France, June 26, 2007- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today unveiled the next steps in its strategy to turn 3D into a universal media, and launched 3DVIA, DS’s new brand for 3D online lifelike experiences.

“Imagine a world where everyone can leverage the power of 3D, in which we can create, share, and experience life in 3D online, enabling us to join efforts to improve our living spaces and the products we use daily,” says Bernard Charlès, president and CEO, Dassault Systèmes. “DS and its partners will develop 3DVIA to lead the way in this area, enabling anyone with access to a computer and the Internet to use innovative, fun-to-use 3D services online.”

3DVIA services will be accessible at 3dvia.com. The first services that will be made available later this year, leveraging DS’s 26 years of technological expertise, will empower passionate 3DVIA communities with services to invent and create objects in 3D, upload, share, and tag 3D, and enjoy interactive experiences in 3D.

DS’s customers, working in all kinds of industries, create tremendous IP assets with CATIA, Solidworks, DELMIA, and SIMULIA, and need to be able to leverage and reuse their assets to revolutionize the way that they interact with their own customers. Their global collaborative platform, supported by ENOVIA, will provide appropriate content and process information right up to a lifelike experience with 3DVIA. The first professional online community, 3DVIA SupplierSource, is a way forward, connecting designers and suppliers.

3DVIA is a powerful platform for partners to deliver unique 3D experiences to all kinds of online communities in the consumer and professional arena. As part of today’s 3DVIA announcements, DS and Microsoft announced an extension of their partnership, and DS announced that REALVIZ and Allegorithmic will contribute to increase the realism of 3D environments with, respectively, 3D backdrops and lifelike textures. More partners will be announced soon.

3DVIA brings together a global team, dedicated to delivering the world’s best 3D technologies to online communities.

Partners, customers, and professionals from DS will gather at DEVCON, Dassault Systèmes developer conference in Paris, on June 26-27, 2007, to learn how to leverage the CAA partner program and discover the latest information about DS’s key technological advances. More information on DEVCON can be found at:

http://www.3ds.com/news-events/devcon

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About 3DVIA:

3DVIA is Dassault Systèmes’ brand for online 3D lifelike experiences. It establishes 3D as a universal media for consumer and professional communities, and allows anyone to imagine, play, and experience products and services used in our daily lives. Once perfected in the virtual world, these can be delivered in the physical world. The Virtools product line is part of 3DVIA. For more information about 3DVIA, go to: www.3dvia.com.

About Dassault Systèmes:

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane(DS Americas) +1(818) 673-2243 derek.lane@3ds.com	Mikiko Igarashi (DS AP) +81-3-5442-4138 mikiko.igarashi@3ds.com	Arnaud Malherbe (DS EMEA) +33 (0)1 55 49 87 73 arnaud.malherbe@3ds.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: June 26, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration